Filed pursuant to Rule 424(b)(3)
File No. 333-278477

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 12 DATED MARCH 18, 2026

TO THE PROSPECTUS DATED APRIL 16, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated April 16, 2025, (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are:

•	To disclose that the Company entered into a Credit Agreement, Security Agreement, Collateral Management Agreement, and Loan Sale Agreement with Bald Eagle Funding (as defined below);

•	To disclose that the Company amended the Grouse Secured Credit Facility (as defined below); and

•	To update the Prospectus.

Bald Eagle Funding Agreements

On March 9, 2026 (the “Closing Date”), Bald Eagle Funding LLC (“Bald Eagle Funding”), a Delaware limited liability company and newly formed wholly-owned subsidiary of the Company, entered into a credit agreement (the “Bald Eagle Funding Credit Agreement”), with Bald Eagle Funding, as borrower, Bank of America, N.A., as administrative agent (the “Administrative Agent”), Citibank, N.A., as collateral agent and collateral custodian, Virtus Group, LP, as collateral administrator, and the lenders party thereto. From time to time, Bald Eagle Funding expects to use amounts borrowed under the Bald Eagle Funding Credit Agreement to acquire eligible assets from the Company composed primarily of first priority corporate loans pursuant to the terms of the Bald Eagle Funding Loan Sale Agreement (as defined below), which may be pledged as collateral for future collateralized loan obligation transactions managed by the Company or its affiliates. The Company retains a residual interest in assets acquired by Bald Eagle Funding through its ownership of the limited liability company interests in Bald Eagle Funding. The maximum principal amount of the Bald Eagle Funding Credit Agreement, which can be drawn upon by Bald Eagle Funding subject to certain conditions in the Bald Eagle Funding Credit Agreement, is $500 million as of the Closing Date.

The Bald Eagle Funding Credit Agreement provides for the ability to draw and re-draw revolving loans under the Bald Eagle Funding Credit Agreement after the Closing Date until commitments are terminated as provided in the Bald Eagle Funding Credit Agreement. Unless otherwise terminated or extended, the Bald Eagle Funding Credit Agreement will mature on the date which is three years after the Closing Date (the “Bald Eagle Funding Warehouse Final Maturity Date”). Prior to the Bald Eagle Funding Warehouse Final Maturity Date, proceeds received by Bald Eagle Funding from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings. On the Bald Eagle Funding Warehouse Final Maturity Date, Bald Eagle Funding must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to the Company or to Bald Eagle Funding subject to certain conditions set forth in the Bald Eagle Funding Credit Agreement.

Under the Bald Eagle Funding Credit Agreement, Bald Eagle Funding is permitted to borrow amounts in U.S. dollars. Amounts drawn under the Bald Eagle Funding Credit Agreement will bear interest at the daily secured overnight financing rate published by the Federal Reserve Bank of New York (the “Daily SOFR”), in each case, plus a margin. Borrowings under the Bald Eagle Funding Credit Agreement bear interest at Daily SOFR plus a spread of 1.35%. The Bald Eagle Funding Credit Agreement contains customary covenants, including certain limitations on the activities of Bald Eagle Funding, including limitations on incurrence of incremental indebtedness and customary events of default. The Lender under the Bald Eagle Funding Credit Agreement is secured by a perfected first priority security interest in the assets of Bald Eagle Funding and on any payments received by Bald Eagle Funding in respect of those assets. Pursuant to a security agreement dated as of the Closing Date (the “Bald Eagle Security Agreement”), Bald Eagle Funding pledged its assets to the Administrative Agent. The assets pledged to the Administrative Agent pursuant to the Bald Eagle Security Agreement will not be available to pay the debts of the Company.

Pursuant to a collateral management agreement dated as of the Closing Date (the “Bald Eagle Funding Collateral Management Agreement”), by and between Bald Eagle Funding and the Company, the Company was appointed as collateral manager of Bald Eagle Funding. The Company is not entitled to receive a fee for its services under the Bald Eagle Funding Collateral Management Agreement.

Under the terms of a loan sale agreement dated as of the Closing Date (the “Bald Eagle Funding Loan Sale Agreement”) by and between Bald Eagle Funding and the Company that provides for the sale of certain loans to Bald Eagle Funding, the Company transferred to Bald Eagle Funding a portion of its ownership interest in such loans, as pledged to the Lender pursuant to the Bald Eagle Funding Credit Agreement, for the purchase price and other consideration set forth in the Bald Eagle Funding Loan Sale Agreement. As a result of these transfers, Bald Eagle Funding, and not the Company, currently holds all of the ownership interest in such loans. The Company made customary representations, warranties and covenants in the Bald Eagle Funding Loan Sale Agreement.

The description above is only a summary of the material provisions of each of the Bald Eagle Funding Credit Agreement, the Bald Eagle Funding Security Agreement, the Bald Eagle Funding Collateral Management Agreement and the Bald Eagle Funding Loan Sale Agreement (together, the “Bald Eagle Funding Agreements”), and is qualified in its entirety by reference to copies of the form of Bald Eagle Funding Agreements, which are attached as exhibits to the registration statement of which this Prospectus is a part. Terms used in the foregoing paragraphs have the meanings set forth in the Bald Eagle Funding Agreements.

Grouse Secured Credit Facility Amendment

On March 12, 2026 (the “Second Amendment Date”), Grouse Funding LLC (“Grouse Funding”), a wholly owned subsidiary of the Company, entered into the Second Amendment (the “Grouse Second Credit Facility Amendment”) to its Credit Agreement (the “Grouse Secured Credit Facility”), dated as of July 7, 2022, by and among Grouse Funding, as borrower, the Company, as investment manager and as guarantor, the lenders from time to time party thereto, Goldman Sachs Bank USA, as syndication agent and administrative agent, State Street Bank and Trust Company, as collateral custodian and collateral agent, and Virtus Group, LP, as collateral administrator.

The Grouse Second Credit Facility Amendment amends the Grouse Secured Credit Facility to, among other things, (i) increase the maximum facility amount from $500,000,000 to $1,000,000,000, (ii) extend the reinvestment period from January 30, 2028 to the date that is three years after the Second Amendment Date, and (iii) extend the maturity period from January 30, 2030 to the date that is five years after the Second Amendment Date.

The description above is only a summary of the material provisions of the Grouse Second Credit Facility Amendment and is qualified in its entirety by reference to a copy of the form of Grouse Second Credit Facility Amendment, which is attached as an exhibit to the registration statement of which this Prospectus is a part.

Updates to Prospectus

The following paragraph is added to the “Suitability Standards” section of the Prospectus:

Pennsylvania—Purchasers residing in Pennsylvania may not invest more than 10% of their liquid net worth in us. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

The following replaces the paragraph under “Idaho” in the “Suitability Standards” section of the Prospectus:

Idaho— Purchasers residing in Idaho must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000; or (b) a minimum net worth of $350,000.

The following paragraph is added to the suitability standards section in “Appendix A: Form of Subscription Agreement”:

If I am a Pennsylvania resident, I may not invest more than 10% of my liquid net worth in Apollo Debt Solutions BDC. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

The following replaces the suitability standards for Idaho residents in “Appendix A: Form of Subscription Agreement”:

If I am an Idaho resident, I must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000; or (b) a minimum net worth of $350,000.